Registration No.__________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
UNDER SECTION 12(B) OR (G) OF
THE SECURITIES EXCHANGE ACT OF 1934
____________________

NORTHEAST AUTO ACCEPTANCE CORP.
(Name of Small Business Issuer in its Charter)

FLORIDA	65-0637308

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2174 HEWLETT AVENUE, SUITE 206
MERRICK, NY 11566
(Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (516) 377-6311

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

NORTHEAST AUTO ACCEPTANCE CORP.

FORM 10

INFORMATION REQUIRED IN REGISTRATION STATEMENT

"NAAC" and “NEAA” are trademarks and service marks of Northeast Auto Acceptance Corp. All other trademarks, service marks or trade names referred to in this Registration Statement on Form 10 ("Registration Statement") are the property of their respective owners. Except as otherwise required by the context, all references in this Registration Statement to (a) "we," "us," "our," the “Company” or "NEA" refer to the consolidated operations of Northeast Auto Acceptance Corp., a Florida corporation, and its wholly-owned subsidiary, Northeast Auto Acceptance Corp., a New York corporation and (b) "you" refers to prospective investors in our common stock and other readers of this Registration Statement.

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

All of our operating business is currently conducted through our subsidiary, also known as, Northeast Auto Acceptance Corp., a New York corporation (“NEAA-NY”), and our principal executive offices are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our telephone number at this address is (516) 377-6311.

OUR BUSINESS

The Company was incorporated in the State of New York in 1991 under the name Catadyne Corp. and was reincorporated in Florida in 1996. Catadyne Corp. was an industrial products manufacturing business. In 2004, the business of Catadyne Corp. was discontinued and we looked for a suitable company to acquire.

In 2004, we acquired Northeast Auto Acceptance Corp., a New York corporation, a national wholesale provider of used vehicles, in a reverse acquisition and changed our name to Northeast Auto Acceptance Corp. Our corporate offices are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. The Company’s Web site is under development and will be www.neaaonline.com.

The Company currently seeks to exploit its 12 years of experience in the wholesale automobile industry and the inefficiencies and geographic differences in the used vehicle market by purchasing high quality, late model used vehicle from dealers and institutional sellers in Northeastern states and transporting the vehicles for resale in other parts of the U.S. including the Pacific Northwest. We are involved only in the wholesale purchase and sale of vehicles acting as a middleman between various dealer and institutional sellers and dealer purchasers. We generally sell our vehicles only through established third-party auctions which act as a marketplace for used vehicles. We thus help align institutional used vehicle sellers and wholesale buyers over a wide geographic area.

During our last audited year, which ended December 31, 2005, we had total revenue of $60,993,353 and a net loss of $111,119.

We typically purchase vehicles from two types of sellers: institutional sellers and dealers. Institutional sellers include vehicle manufacturers and their captive finance arms, banks, vehicle finance companies, credit unions, other financial institutions, vehicle rental companies, commercial fleets and fleet management/licensing companies. Selling dealers include licensed franchised, independent and wholesale vehicle dealers. We deal only with wholesale sellers and buyers and do not buy from or sell to individuals. In addition, we do not purchase or sell scrap vehicles.

As a principal in each transaction, we take title to, and ownership of, the vehicles we purchase. We generally earn revenue from reselling the used vehicles to dealers in other geographic regions at a higher price than we paid to purchase the vehicles.

Our vehicles are purchased from institutional sellers and dealers located within a limited geographic area, specifically, the Northeastern United States. We currently resell all of these vehicles at whole vehicle auctions in the Pacific Northwest. On a weekly basis, we hire various third party automobile transporters to ship our vehicles from the East coast where they are purchased to wholesale auctions in the Pacific Northwest.

Generally speaking, we do not own a vehicle for more than an average of 14 days since our goal is to transport and then quickly sell, at a profit, the vehicles we purchase from sellers.

INDUSTRY OVERVIEW

With calendar year 2004 sales of approximately $367 billion, used vehicles make up nearly half of the U.S. auto retail market, the largest retail segment of the economy. In calendar 2004, there were an estimated 42.5 million used vehicles sold compared with 16.9 million new vehicles, of these vehicles approximately 9,666,000 were sold at auction, according to the National Auto Auction Association. Our primary focus, late-model vehicles that are one to six years old, is estimated at approximately $265 billion in annual sales and 20 million units per year.

The demand for used vehicles purchased at auction is driven by the retail demand for used vehicles. Dealers in the United States sold approximately 29.5 million used vehicles in 2002, which accounts for approximately 69% of the total used vehicle sales in the United States. The demand for used vehicles has grown due to the increase in the number of households that have more than one vehicle, improvements by manufacturers to the quality of vehicles that have extended vehicle lifespan and made used vehicles a more attractive option for retail vehicle buyers and the affordability of used vehicles relative to new vehicles.

To satisfy this large demand for used vehicles, car dealers that sell used vehicles utilize various sources of supply to stock their inventory, including trade-ins from customers on new and used vehicle purchases, purchases from other dealers, wholesalers, individuals or other entities. It has been our experience that used vehicle dealers are increasingly relying upon wholesale used vehicle auctions, such as the auctions where we primarily sell our vehicles, as a way to purchase high quality used vehicles and this has resulted in an increase in the number of used vehicles sold annually at auctions and an increase in the attendance at auctions by used vehicle dealers.

OUR SALES AND DISTRIBUTION METHODS

We attempt to have a sales cycle of as little as ten days starting with our purchase of a vehicle, transporting it to auction, reselling it at a profit and our receipt of full payment from the buyer. On a continual basis, we purchase used vehicles in the Northeast and transport and sell them in the Pacific Northwest. In doing so, we seek to exploit a continual inefficiency in the used vehicle market. That is, the supply of high quality, late model used cars is more limited in the Pacific Northwest as compared to the Northeast, resulting in substantially higher wholesale prices. This anomaly in the used vehicle market is a factor of the larger population is largely a factor of the Northeast’s larger population which results in a greater number of cars being bought, sold and leased in the Northeast. The increased number of used vehicles sold in the wholesale market in the Northeast tends to create lower wholesale prices than would be paid for the sale used vehicle in the Pacific northwest.

We purchase used vehicles from one of two broad categories of wholesale sellers: institutions and dealers. We do not purchase vehicles directly from private sellers. The majority of the vehicles we buy are purchased from institutional sellers and dealers located within a limited geographic area, specifically, the Northeastern United States.

Institutional sellers include vehicle manufacturers and their captive finance arms, banks, vehicle finance companies, credit unions, other financial institutions, vehicle rental companies, commercial fleets and fleet management/licensing companies. The vehicles we purchase from these sellers include vehicles that have come off lease, repossessed vehicles, rental and other program fleet vehicles that have reached a predetermined age or mileage at which time they are automatically repurchased by manufacturers and vehicles purchased by dealers as trade-ins from consumers. Our most important sellers are the captive finance arms of automobile manufacturers such as GMAC and Ford Motor Credit.

We also purchase cars from selling dealers which include licensed franchised, independent and wholesale vehicle dealers. Most of the vehicles we purchase from selling dealers were acquired by the dealers as trade-ins towards the purchase of a new vehicle since many new car dealers find it more efficient to sell trade-in vehicles to wholesale dealers like us than to offer the vehicles in their own used car departments.

A snapshot taken of our business as of a particularly date, such as December 10, 2005 provides a representative view of our operations. On December 10, 2005, we had 225 vehicles in inventory, with a total purchased value of approximately $2.9 million. A sampling of the kinds of vehicles making up that inventory would include SUVs and vans such as late model Toyota Runners and Sequoias, Chevrolet Suburbans and Tahoes, Ford Explorers and Windstars and Cadillac Escalades, as well as passenger cars, such as Honda Accords, Mini Coopers and Saab 9-3s. All of these vehicles were quickly sold by us, at wholesale auctions in the Pacific Northwest. Although our business is not seasonal in nature, we do attempt to take advantage of how seasonal tastes affect the buying habits of consumers. For example, prior to the spring months we attempt to purchase a greater number of sport vehicles since consumer demand for sports models increases in the spring and summer months. Likewise, prior to the winter months, we attempt to purchase more SUVs to meet the greater consumer demand in the winter months. In addition, the prices of certain kinds of used vehicles fluctuate with the season. For example, the prices of SUVs rise prior to the winter months and drop after the winter ends.

Our management has extensive experience in selecting used vehicles for purchase. Prior to purchase, we learn about the availability of our used vehicles being sold by institutional sellers, directly from the sellers, either via their Web sites or from lists they provide to us. We use a combination of industry guidebooks and management’s experience in determining what the proper price to bid for and purchase a used vehicle. Once we successfully bid on a vehicle, we use third party contractors to inspect the vehicles for substantial defects and we reserve the right to reject the purchase of any vehicle showing substantial defects.

Currently, we purchase vehicles, on a monthly basic, from six (6) auctions houses which each comprise over ten percent (10%) of our purchases, namely, Skyline Auto Exchange, Southern Auto Auction, ADESA Boston Auto Auction, NADE (National Auto Dealers Exchange), ADESA New Jersey Auto Auction and Manheim Auto Auction. It should be noted that we are not dependant upon any one auction house for our purchases, since in the event that any particular auction house should go out of business, the sellers utilizing such auction house would shift to other auctions. We currently utilize a revolving line of credit provided by Manheim Automotive Financial Services, Inc., an affiliate of Manheim Auto Auctions, Inc (“Manheim”). Pursuant to such line of credit, which is designed specifically for the purchase of vehicles from Manheim, we are obligated to pay repay each advance against the line of credit in no more than 21 days after it is advanced to the Company.

The current primary focus of our sales activity is the sale of our vehicles at whole auctions in the Pacific Northwest. On a weekly basis, we hire various non-union, third party automobile shippers to transport our vehicles to wholesale auctions in the Pacific Northwest. The average time it takes to ship a vehicle is five days. Our shipping costs are partially dependant on the price of fuel and may rise or fall depending upon the then-current fuel costs at any point in time and as of June 20, 2006, our average cost to ship a vehicle is $937 per vehicle. Once our vehicles are shipped to the third party auction locations, they are cleaned and minor repairs, if necessary, are made. These services are provided by the auction houses as add-on services available to sellers.

We utilize third party wholesale used vehicle auctions for almost all of our sales and they are a key element in our business. Auctions serve as a real-time independent marketplace for the industry and efficiently transfer ownership and title, administer the flow of funds between sellers and buyers of vehicles and facilitate the storing, transporting, reconditioning and selling of vehicles.

By selling at wholesale auctions, we help assure that we receive the highest possible prices for our vehicles in an efficient marketplace and we help assure that we can quickly sell the vehicles we purchase. Equally as important, auctions assure payment from buyers by escrowing title until payment is received, so that the Company’s credit risk on vehicle sales is substantially reduced.

We believe that auctions are the best means of transferring ownership of used vehicles based on the short time-to-cash cycle auctions offer, the low cost of utilizing auctions as a percent of the gross market value of the vehicles placed at auction and the relative transparency of the auction process. As a result, auctions offer a large and liquid market resulting in true real time market prices for each vehicle sold.

The total numbers of cars we sold in 2005, 2004 and 2003 was as follows and our total revenue and net loss for each those years is shown below:

Year	Cars	Revenue	Profit (Loss)
2005	4,259	$60,993,353	($111,119)
2004	3,562	$47,279,498	($170,922)
2003	2,653	$30,322,091	($25,455))

GROWTH STRATEGY

We are pursuing strategic initiatives that are designed to capitalize on our underlying business strengths, grow our business and improve our profitability. Key elements of our growth strategy include:

Growing vehicle sales volume. We expect to grow our business by capitalizing on the increasing volume of used vehicles purchase and sold annually. We intend to increase vehicle volume from existing institutional customers and to add new accounts by increased marketing efforts and through the acquisition of smaller competitors.

Identifying new markets. We expect to expand our resale efforts from the Pacific Northwest to other geographic markets within the United States where we can identify similar market inefficiencies and where there the supply of high quality, late model used vehicles is limited.

Acquisitions of Smaller Competitors. We have a large number of smaller competitors whose sales volume is less than ours, but who have established relationships with dealers with whom we do not currently do business. We plan on either acquiring one or more of these smaller competitors or entering into other relationships with such companies which allows us to take advantage of their existing relationship.

  Optimizing profit per vehicle sold. We plan to optimize and increase our average profit per car by up to $200 by negotiating better terms from sellers and by reducing transportation costs through greater volume commitments to shippers and through the possible utilization of railroad shipping for vehicles.

REVENUES

The following table shows our total revenue and net income for the last three complete years. This information is a subset of the financial information which can be found in Part F/S of this Registration Statement.

	2005	2004	2003
Total Revenues	$60,993,353	$47,279,498	$30,322,091
Net Income (Loss)	($111,119)	($170,922)	($25,455)

COMPETITIVE STRENGTHS

We believe that the following key competitive strengths are critical to our continuing success:

Experienced management team. The members of our senior management team have an average of 18 years of experience in the auto industry and have successfully grown our company to become a leader in the wholesale used vehicle market. Our management team has accomplished this by implementing a disciplined strategy of selective vehicle purchases and increasing sales. Over the past several years, our management team has demonstrated its ability to efficiently and successfully integrate both large and small acquisitions of used vehicles and has increased the number of vehicles bought and sold annually.

Established relationships with diversified customer base. Since the supply of high quality used vehicles is limited, our long standing business relationships with institutional sellers and our ability to quickly close and pay for purchases are a strong competitive advantage. We have established strong business relationships with selling dealers and institutional customers, such as vehicle manufacturers, financial institutions, rental agencies and fleet companies. Our customer base is primarily comprised of repeat customers, which allows us to reduce the amount of time required to close a purchase or sale and allows us access to dealer and institutional vehicles for sale which would not be available to less established competitors. Due to the diversity of our customer base, we do not have a major concentration of business with any one customer on either the buy or sale side of a transaction. This diversity also allows us to better withstand changes in the economy and market conditions. Our sales and marketing team seeks to foster and maintain strong relationships with our customers through frequent contact and customer service. These open lines of communication allow us to be more responsive and timely in meeting our customers' needs and goals, regardless of the size of their portfolio of vehicles.

Experienced Administrative Staff. We have developed streamlined administrative services which handle title processing and administrative paperwork resulting in lower administrative costs, greater efficiency and reduced turnaround times for vehicles we purchase and sell.

COMPETITION

All aspects of the automotive industry are highly competitive. We regularly compete for the purchase of used vehicles with small and large dealers and other wholesalers. At our auctions, we compete with numerous other sellers of used vehicles including the same types of sellers from whom we purchase vehicles.

INTELLECTUAL PROPERTY PROTECTION

We regard the protection of our service marks, trademarks and trade secrets as critical to our future success and rely on a combination of trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our services. Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future services.

GOVERNMENTAL REGULATION

In addition to the laws and regulations which apply to all businesses, our operations are subject to regulation, supervision and licensing under various state and local statutes and regulations applicable to wholesale used vehicle dealers. We are licensed by the New York State Department of Motor Vehicles as a wholesale motor vehicle dealers and by the New Jersey Department of Motor Vehicles as an automobile leasing company. The cost of compliance with all such regulations is minimal.

Since we sell automobiles and are not engaged in manufacturing, we did not spend any material amounts on compliance with environmental laws.

EMPLOYEES

As of December 31, 2005, we had seven full time employees, including two in Sales and Support and five in Administration. In addition, we have on-going relationships with six contactors who work as sales representatives for the Company. Although talented and qualified employees are difficult to find in the current tight job market, we have experienced relative success in attracting and retaining highly motivated and talented employees.

We believe that the future success of the Company will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales and managerial personnel, and upon the continued service of our senior management. The competition for qualified personnel in our industry and graphical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future. From time to time, we also employ independent contractors to support our marketing and sales organization. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

SUBSIDIARIES

We have one subsidiary, Northeast Auto Acceptance Corp., a New York corporation, which was incorporation in 1996 and is a wholly-owned subsidiary of Northeast Auto Acceptance Corp., a Florida corporation. All of our operating business is handled by our New York subsidiary and information contained herein regarding the business of the Company reflects the operating business of our New York subsidiary.

ITEM 1B. RISK FACTORS

The Company is subject to various risks, including the risks described below. The Company’s business, operating results, and financial condition could be materially and adversely affected by any of these risks. Additional risks not presently known to the company or that the Company currently deems immaterial may also impair the business and its operations.

Economic Conditions and Gasoline Prices May Affect Sales. In the normal course of business, the Company is subject to changes in general or regional U.S. economic conditions, including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Any significant changes in economic conditions could adversely affect consumer demand and/or increase our costs resulting in lower profitability for the Company. In addition, our transportation costs are partially tied to the cost of gasoline and any additional increases to the cost of gasoline may increase our costs and may result in lower profitability.

Our Business is Highly Competitive. The reselling of late model used vehicles is a highly competitive business. The Company’s competition includes publicly and privately owned franchised new car dealers and independent dealers, as well as millions of private individuals. The company’s competitors may sell the same or similar makes of vehicles that the Company offers in the same or similar markets at competitive prices. Further, new entrants to the market could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Additionally, competition on vehicle sales is increasing as these products are now being marketed and sold over the Internet. Customers are using the Internet to compare pricing for cars and related financing, which may further reduce the Company’s profitability.

Retail and Wholesale Prices May Vary Depending Upon Factors Beyond the Company’s Control. Any significant changes in retail or wholesale prices for used and new vehicles could result in lower sales and margins for the Company. If any of the Company’s competitors seek to gain or retain market share by reducing prices for used vehicles, the Company would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

There are Risks Associated with Purchasing Inventory. A reduction in the availability or access to sources of inventory would adversely affect the Company’s business. A failure to adjust the price that the Company offers to purchase vehicles from sellers to stay in line with market trends, or a failure to recognize those trends, could negatively impact the Company’s ability to acquire inventory.

We are Highly Dependant Upon Our Management and Workforce. The Company’s success depends upon the continued contribution of its corporate management team. Consequently, the loss of the services of key employees could have a material adverse effect on the Company’s results of operations. In addition, in order to expand the Company’s business, the Company will need to hire additional personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive and may subject the company to increased labor costs during periods of low unemployment.

We are Dependant Upon Our Information Systems. The Company’s business is dependent upon the efficient operation of its information systems. In particular, the Company relies on its information systems to effectively manage its sales, inventory and customer information. The failure of the Company’s information systems to perform as designed or the failure to maintain and continually enhance or protect the integrity of these systems could disrupt the Company’s business, impact sales and profitability, or expose the Company to customer or third-party claims.

Our Availability to Capital May Vary. Changes in the availability or cost of capital and working capital financing, including the availability of long-term financing to support development of the Company, could adversely affect the company’s growth and operating strategies. Further, the Company’s current credit facility does and future credit may contain covenants and/or performance triggers. Any failure by the Company to comply with these covenants and/or performance triggers could have a material adverse effect on the Company’s business.

Our Purchases and Sales are Geographically Concentrated. The Company’s performance is subject to local economic, competitive, and other conditions prevailing in geographic areas where the Company operates. Because a large number of the vehicles are sold in the Pacific Northwest, the Company’s current results of operations depend substantially on general economic conditions and consumer spending habits in these markets. In the event that any of the geographic areas that the Company does business experience a downturn in economic conditions, it may adversely affect the Company’s business.

We Currently Have Just One Director. Our Board of Directors is currently comprised of just one member, our Chief Executive Officer. Thus, without any independent directors, conflicts of interest between the Company and our Chief Executive Officer occur.

Control of the Company by Our Majority Stockholder. Our CEO, William Solko, is the majority stockholder of the Company and owns 56.4% of the shares issued and outstanding. Accordingly, the present majority stockholder of the Company is in a position to elect all of the directors of the Company and control its policies.

Our Costs Are Partially Dependant Upon Fuel Costs.Because all of the vehicles we purchase must be shipped from the Northeast to the Pacific Northwest, we are dependant upon variations in the cost of fuel. Any significant rise in the cost of fuel will increase our transportation costs and we may not be able to pass these increased costs along to our customers, resulting in lower net profits on each vehicle we sell.

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following table contains certain selected financial data of the Company and is qualified by the more detailed financial statements and the notes thereto provided in this Registration Statement.

	Fiscal Year Ended December 31,
	2005	2004	2003	2002 (Unaudited)	2001 (Unaudited)
Statement of Operations Data
Revenues	$60,993,353	$47,279,498	$30,327,095	$29,148,306	$24,361,620
Net Income (Loss)	($111,119)	($170,922)	($25,455)	$700	($52,794)

Net Income per share
Basic	$0.00	($0.01)	$0.00	$0.00	($0.01)
Diluted (with options)	$0.00	($0.01)	$0.00	$0.00	($0.01)

Balance Sheet
Current Assets	$3,765,093	$3,018,999	$1,946,645	$1,857,206	$1,609,661
Total Assets	$3,954,972	$3,038,123	$2,075,838	$1,867,764	$1,617,899
Current Liabilities	$3,159,970	$2,941,213	$1,972,662	$1,739,133	$1,489,968
Long Term Debt	$0	$0	$0	$0	$0
Total Liabilities	$3,159,970	$2,941,213	$1,972,662	$1,739,133	$1,489,968
Shareholders Equity	$795,002	$96,910	$103,176	$128,631	$127,931

	Six Months Ended June 30 (unaudited)
	2006	2005
Statement of Operations Data
Revenues	$36,701,939	$29,308,022
Net Income (Loss)	$182,778	$43,140

Net Income per share
Basic	$0.01	$0.00
Diluted (with options)	$0.01	$0.00

Balance Sheet Data
Current Assets	$6,138,327	$3,784,011
Total Assets	$6,138,327	$3,972.198
Current Liabilities	$5,160,547	$3,073,038
Long Term Debt	$0	$0
Total Liabilities	$5,160,547	$3,073,038
Shareholders Equity	$977,780	$899,160

MANAGEMENT'S DISCUSSION AND ANALYSIS

The matters discussed in this registration statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences are discussed in this section and elsewhere in this registration statement.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement. The matters discussed in this Registration Statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors Affecting Our Business, Operating Results, and Financial Condition" as well as those discussed in this section and elsewhere in this Registration Statement.

We are wholesale automobile sales company which seeks to exploit the inefficiencies and geographic differences in the used vehicle market by purchasing high quality, late model used vehicle from dealers and institutional sellers in Northeastern states and transporting the vehicles for resale in other parts of the U.S. including the Pacific Northwest. We are involved only in the wholesale purchase and sale of vehicles acting as a middleman between various dealer and institutional sellers and dealer purchasers. We generally sell our vehicles only through established third-party auctions which act as a marketplace for used vehicles. We thus help align institutional used vehicle sellers and wholesale buyers over a wide geographic area.

We monitor our performance as a business using a number of measures that are not found in our consolidated financial statements. Most specifically, we measure the total number of vehicle we purchase and sell in each year and use that as an indicator of our growth. We believe that improvement in this metric will result in improvements in our financial performance over time and we use this metric as a measure of operating performance in addition to net income and the other measures included in our consolidated financial statements.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenue, expenses and the disclosure of contingent liabilities. A summary of our significant accounting policies is more fully described in Note 2 to our consolidated financial statements included elsewhere in this Registration Statement.

Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and that involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates in the event unforeseen events occur or should the assumptions used in the estimation process differ from actual results.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). All of our revenue is generated from the sales of used vehicles. We recognize revenue only when one of vehicles is sold at auction to a buyer and upon the occurrence of either the title being transferred or when buyer assumes the responsibility of ownership such as the risk of loss.

Allowance for Doubtful Accounts

All of our vehicles are sold through wholesale auctions houses. The terms of the auction sales require that payment be received by the seller prior to the title being transferred to the purchaser. Thus, we receive payment upon the sale of each vehicle and therefore, we do not maintain an allowance for doubtful accounts on our financial statements.

Income Taxes

We account for income taxes in accordance with the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation

We do not maintain share-based incentive plans for our employees and have not granted any stock as compensation.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 clarifies existing guidance regarding revenue recognition. Neither the Company's adoption of SAB 104 nor its adoption of proposed Standards will have an impact on its consolidated results of operations, financial position or cash flows.

No other recently issued accounting standards adopted by the Company during 2005, 2004 and 2003 nor any proposed standards will have an impact on its consolidated results of operations, financial position or cash flows.

Results of Operations

For the Six Months Ended June 30, 2006 and June 30, 2005

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the six month periods ended June 30, 2006 and June 30, 2005.

	Six Months ended June 30,
	2006	2005
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.7%	96.8%
Gross profit	3.3%	3.2%

Sales, general and administrative expenses	1.0%	1.4%
Other operating expenses	1.2%	1.6%
Total operating expenses	2.2%	3.0%
Profit from operations	1.1%	0.2%

Revenues

Revenue for the six month period ended June 30, 2006 were $36,701,939 an increase of $7,393,917 or 25.2% over revenues for the six month period ended June 30, 2005 of $29,308,022. The increase in revenue was a result of our continued growth of our business, an increase the price of vehicles sold and an overall increase in the number of vehicles we sold in the six month period in 2006 over 2005.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $35,504,012 or 96.7% of net revenues during the six period ended June 30, 2006 as compared to $28,369,885 or 96.8% for the comparable period in 2005, an increase of $7,134,127 or 25.1%. Thus, our gross margin was 3.3% for the six month period ended June 30, 2006 as compared to 3.2% for the comparable period in 2005. The increase in our cost of revenue is attributable to the purchase of a larger number of vehicles during the six period ended June 30, 2006 as compared to the comparable period in 2005.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $353,964 for the six month period ended June 30, 2006 or 1.0% of net revenue as compared to $412,305 or 1.4% of net revenue for the comparable period in 2005. A decrease in such expenses of $58,341 or 14.1%. The decrease in the ratio of SGA expenses to net revenue was primarily due to our ability to maintain the level of our SGA expenses while spreading them over a larger sales volume.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $445,907 for the six month period ended June 30, 2006 or 1.2 % of net revenue compared to the comparable period in 2005 when such expenses were $473,333 or 1.6% of net revenue. The small increase in such expenses is attributable to increased interest payments and increases in the professional fees we paid in 2006. However, there was also a slight decrease in the percentage of revenue used we our ability to spread our fixed expenses over a larger sales volume. The following table shows the changes in the components our these expenses during the comparable periods

	Period Ended June 30, 2006	Period Ended June 30, 2005	Change	Percent Change
Officers Salaries	$302,579	$230,966	$71,613	31.0%
Consulting Expense	$98,000	$162,744	($64,744)	(39.8%)
Interest Expense	$137,917	$79,623	$58,299	73.2%

Operating Gain

Operating gain (or profit from operations) is calculated as our revenues less all of our operating expenses. Our operating gain for the six month period ended June 30, 2006 was $305,467 as compared to $52,499 for comparable period in 2005, an increase of $252,968 or 480%. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses,

For the Years Ended December 31, 2005 and December 31, 2004

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the two-year period ended December 31, 2005.

	Years ended December 31,
	2005	2004
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.9%	96.6%
Gross profit (loss)	3.1%	3.4%

Sales, general and administrative expenses	1.7%	1.6%
Other operating expenses	1.6%	2.1%
Total operating expenses	3.3%	3.7%
Operating gain (loss)	(0.2%)	(0.3%)
Earnings (loss) before income taxes	(0.2%)	(0.3%)
Net earnings (loss)	(0.2%)	(0.3%)

Revenues

Revenue for the year ended December 31, 2005 were $60,993,353 an increase of $13,713,855 or 29.8% over revenues for the year ended December 31, 2004 of $47,279,498. The increase in revenue was a result of our continued growth of our business, increases in the average sales price per vehicle and an overall increase in the number of vehicles we sold in 2005 over 2004.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $59,124,744 or 96.9% of net revenues during the year ended December 31, 2005 as compared to $45,692,747 or 96.6% for 2004, an increase of $13,431,997 or 29.4%. Thus, our gross margin was 3.1% for 2005 and 3.4% for 2004. The increase of our cost of revenue is attributable to our purchase of a larger number of vehicles for resale in 2005 as compared to 2004.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $1,032,799 for the year ended December 31, 2005 or 1.69% of net revenue as compared to $746,329 or 1.58% of net revenue for 2004. The increase in the ratio of SGA expenses to net revenue was primarily due to increased transportation costs associated with increased fuel costs in 2005 and increased costs associated with being a public company.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $939,484 for the year ended December 31, 2005 or 1.54% of net revenue a decrease of $71,860 from 2004 when such expenses were $1,011,344 or 2.14% of net revenue. This decrease was primarily as a result of a sharp decrease in fees paid to consultants in 2005 and our being able to amortize our fixed salary expenses over a larger sales volume. The following table shows the changes in the components our these expenses during the comparable periods

	Period Ended December 31, 2005	Period Ended December 31, 2004	Change	Percent Change
Officers Salaries	$524,738	$569,543	($44,805)	(7.8%)
Consulting Expense	$211,764	$275,250	(63,486)	(23.1%)
Interest Expense	$202,982	$166,551	26,431	21.9%

Operating Gain (Loss)

Operating gain is calculated as our net revenues less all of our operating expenses. Our operating loss for the year ended December 31, 2005 was $103,705 or -0.2% of net revenue as compared to a loss of $170,922 or -0.3% of net revenue for the year ended December 31, 2004. This decrease in operating loss was primarily as a result of an increase in our gross profit of $281,828 accompanied by a decrease in the percentage of revenues which were used for operating expenses resulting in a decreased loss in the amount of $67,217 or 39.3%.

Provision for Income Taxes

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:

	Current	Deferred	Total
Federal	$40,000	$(47,300)	$(7,300)
State and local	22,900	(8,200)	14,700
	$62,900	$(55,500)	7,400

The income tax provision for the year ended December 31, 2004 consisted of the following:

	Current	Deferred	Total

Federal	$(52,000)	$52,000	$-
State and local	(15,000)	15,000	-
	$(67,000)	$67,000	-

Net Profit (Loss)

Net profit (or loss) is net revenue less all expenses. Our net loss for the year ended December 31, 2005 was $111,119 or -0.2% of net revenue as compared to a loss of $170,922 or -0.3% of net revenue for the year ended December 31, 2004, a decrease in our net loss of $59,503 or 35%. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses. Inflation had no material impact on our revenues, expenses or net profit during 2005 and 2004.

For the Years Ended December 31, 2004 and December 31, 2003

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the two-year period ended December 31, 2004.

	Years ended December 31,
	2004	2003
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.6%	97.4%
Gross profit (loss)	3.4%	2.6%

Sales, general and administrative expenses	1.6%	1.0%
Other operating expenses	2.1%	1.7%
Total operating expenses	3.7%	2.7%
Operating gain (loss)	(0.3%)	(0.1%)
Earnings (loss) before income taxes	(0.3%)	(0.1%)
Net earnings (loss)	(0.3%)	(0.1%)

Revenues

Revenue for the year ended December 31, 2004 was $47,279,498 an increase of $16,957,407 or 55.9% over revenues for the year ended December 31, 2003 of $30,322,091. The increase in revenue was a result of our continued growth of our business, our increase access to capital, the increase in the number of vehicles we sold in 2004 over 2003 and an increase in the average sales price be vehicle sold.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $45,692,747 or 96.6% of net revenues during the year ended December 31, 2004 as compared to $29,527,567 or 97.4% for 2003, an increase of $16,165,180 or 54.7%. Thus, our gross margin was 3.4% for 2004 and 2.6% for 2003. The 76% increase in our gross margin was attributable to management’s increased expertise in selecting vehicles for purchase.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $746,329 for the year ended December 31, 2004 or 1.58% of net revenue as compared to $287,008 or 1.0% of net revenue for 2003, an increase of $459,321 or 160%. The increase in the ratio of SGA expenses to net revenue was primarily due to increased personnel and transportation costs in 2004.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $1,011,344 for the year ended December 31, 2004 or 2.14% of net revenue an of $480,373 from 2003 when such expenses were $530,971 or 1.75% of net revenue. This increase was primarily as a result of a sharp increase in fees paid to consultants in 2004 related to our reverse acquisition transaction which was in the amount of $275,250 as compared to no such expenses in 2003. The following table shows the changes in the components our these expenses during the comparable periods.

	Period Ended December 31, 2004	Period Ended December 31, 2003	Change	Percent Change
Officers Salaries	$569,546	$382,761	$186,782	48.8%
Consulting Expense	$275,250	$0	($275,250)	(100.0%)
Interest Expense	$166,551	$148,210	1$8,341	12.4%

Operating Gain (Loss)

Operating gain is calculated as our net revenues less all of our operating expenses. Our operating loss for the year ended December 31, 2004 was $170,922 or -0.3% % of net revenue as compared to a loss of $25,455 or -0.1% of net revenue for the year ended December 31, 2003.

This increase in operating loss was primarily as a result of an increase in our expenses related to our reverse acquisition transaction accompanied by a decrease in the percentage of revenues which were used for operating expenses resulting in a decreased loss.

Net Profit (Loss)

Our net profit (or loss) is calculated as our operating gain (or loss) less amount paid in income taxes. Because we had an operating loss in 2004 and 2003, we paid no income taxes in either year and therefore, or net loss was equal to our operating loss.

Liquidity and Capital Resources

Net cash used by operating activities during the six months ended June 30, 2006 was $1,724,072 an increase of $1,185,306 attributable to changes in operating assets (specifically increases in accounts receivable and inventory) and as compared with net used by operating activities of $538,766 during the same period in 2005.

Net cash provided by investing activities during the six months ended June 30, 2006 was $0 representing a decrease of $3,535 when compared with net provided by investing activities of $3,535 during the same period in 2005.

Net cash provided by financing activities during the six months ended June 30, 2006 was $1,240,076 attributable to proceeds from our line of credit and proceeds from the repayment of a demand loan and represented an increase of $1,185,306 when compared with net provided by financing activities of $700,187 during the same period in 2005.

Net cash used by operating activities during the year ended December 31, 2005 was $398,576 attributable to changes in operating assets (specifically increases in accounts receivable and inventory) and representing a decrease of $167,184 when compared with net used by operating activities of $565,760 during the same period in 2004.

Net cash used in investing activities during the year ended December 31, 2005 was $4,189 attributable to equipment purchases, an increase of $4,189 compared with net cash used in investing activities of $0 during the same period in 2004.

Net cash provided by financing activities during the year ended December 31, 2005 was $863,859 attributable to receipt of proceeds from demand and stockholder loans and representing an increase of $314,134 compared with net cash provided by financing activities of $549,725 during the same period in 2004.

Our capital requirements are dependent on several factors and are primarily related to our purchasing of vehicles. Over the next twelve months our capital requirements will be directly related to the number of vehicles that we purchase for resale and the growth of our business. Currently, our vehicle purchases are all made out of working capital, cash flow from operations and our revolving lines of credit. At June 30, 2006, the Company had cash and cash equivalents totaling $52,538, accounts receivable of $2,470,941 and inventory of $3,561,352. Despite large annual increases in our revenues from 2003 through 2005, we experienced small net losses of $111,119, $170,922 and $25,455, in 2005, 2004 and 2003, respectively. These losses were mainly attributable to the increased costs of running a public company following our reverse acquisition transaction in 2004 and increased personnel expenses associated with our growth.

We believe that our current cash and cash equivalents along with cash to be generated by operations and our lines of credit will be sufficient to meet our anticipated cash for the next fiscal year. If our revenues decrease or if our customers fail to make timely payments on open receivables, our cash generated from operations will likely not be sufficient to fund operations. If this occurs, we may need to reduce vehicle purchases or raise additional capital through debt or equity financing.

If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in borrowing covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If financing is not available when required or is not available on acceptable terms, we may be unable to continue to grow our business. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Exposure

As of June 30, 2006, we had cash and cash equivalents of $52,539 invested in standard bank checking accounts and highly liquid money market instruments. Such investments are subject to interest rate and credit risk. Such risks and a change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. As of June 30, 2006, we an outstanding balance of $690,500 on our revolving credit facility with Manheim Auto Financial Services, Inc. Borrowings under such revolving credit facility would bear interest at a variable rate equal to prime plus 2.0%. In addition, as of As of June 30, 2006, we an outstanding balance of $100,000 on a bank revolving credit facility which bears interest at a variable rate equal to prime plus 1.0%.

ITEM 3. PROPERTIES

Our executive offices, comprising approximately 500 square feet, are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our subsidiary, Northeast Auto Acceptance Corp (New York) is housed in the same location. These facilities are leased pursuant to a lease expiring in the July, 2006. The monthly rent is $400. Our leased space is currently adequate for our needs.

We maintain substantially all of our computer systems at our offices. Our operations are dependent in part on our ability to protect our computer systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite our implementation of network security measures, our servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations of business which could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2006, the ownership of our common stock by (i) each of our directors and executive officers; (ii) all of our executive officers and directors as a group; and (iii) all persons known by us to beneficially own more than 5% of our common stock.

Unless otherwise indicated in the footnotes to the table, (1) the following individuals have sole voting and sole investment control with respect to the shares they beneficially own and (2) the address of each beneficial owner listed below is c/o the Company, 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS (1)

William Solko	15,000,000	56.4%
Michael Shaw	2,000,000	7.5%

All directors and executive officers as a group (one Person)	17,000,000	63.9%

(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and positions of our directors and executive officers:

NAME	AGE	POSITION
William Solko	38	President, CEO, Director
Michael Shaw	38	Vice President
Marsha Solko	38	Director of Administration

The following sets forth biographical information concerning our directors and executive officers for at least the past five years:

William Solko, President, Chief Executive Officer and Director. Mr. Solko has served as President, Chief Executive Officer and Director of the Company since the acquisition of our Northeast Auto Acceptance (NY) subsidiary. He founded our Northeast Auto Acceptance (NY) subsidiary in 1995. Mr. Solko has over 20 years of experience in the automobile industry including over 17 years of experience in commercial automobile buying. Prior to forming the Company, from 1993 to 1995, Mr. Solko was employed as a buyer for two public automobile auction companies in the Chicago area. Mr. Solko attended The State University of New York at New Paltz.

Michael Shaw, Vice President. Mr. Shaw has more than 10 years of experience in automotive sales. Prior to joining our Northeast Auto Acceptance (NY) subsidiary in 1995, Mr. Shaw operated his own used vehicle sales operation.

Marsha Solko Director of Administration. Ms Solko has held this position since the formation of the Company’s Northeast Auto Acceptance subsidiary in 1994. Her primary responsibility is to oversee the day to day operations of the company. In her supervisory role, she is responsible for the monitoring of accounts payables and receivables, daily cash flows, as well as handling vehicle title issues. Ms. Solko has over 18 years experience in the automobile industry, having held the position of bookkeeper and office manager for several vehicle dealerships during that time.

BOARD OF DIRECTORS

Our Board of Directors currently has only one member, William Solko, our President and Chief Executive Officer. Pursuant to our By-Laws, our Board may be expanded, from time to time, to include up to seven directors. All directors hold office until the next annual meeting of shareholders following their election or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. We may adopt provisions in our By-laws and/or Articles of Incorporation to divide the board of directors into more than one class and to elect each class for a certain term. These provisions may have the effect of discouraging takeover attempts or delaying or preventing a change of control of the Company.

BOARD COMMITTEES

The Board of Directors does not have any committees.

DIRECTORS' COMPENSATION

Directors who are also employees of the Company receive no compensation for serving on the Board of Directors. We do not have any directors who are not employees.

COMPENSATION COMMITTEE

We did not have a Compensation Committee or other committee of the Board of Directors performing similar functions during the fiscal years ending December 31, 2004 and December 31, 2005.

ITEM 6. EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

The following table sets forth the compensation awarded or paid to, or earned by, our Chief Executive Officer and all our other executive officers who earned in excess of $100,000 in salary and bonus (collectively the "Named Executives") for services rendered to us during the year ended December 31, 2005,2004 and 2003:

SUMMARY COMPENSATION TABLE (1)(2)

	ANNUAL COMPENSATION ---------------------------------		LONG-TERM COMPENSATION ---------------------------------
	SALARY ($)	OTHER ($)	NUMBER OF SECURITIES UNDERLYING OPTIONS (#)(3)
NAME AND PRINCIPAL POSITION
2005
William Solko, CEO	$306,526	$0	0	0
Michael Shaw, Vice President	$218,212	$0	0	0
Marsha Solko, Director of Administration	$150,000	$0	0	0
2004
William Solko, CEO	$372,670	$0	0	0
Michael Shaw, Vice President	$196,843	$0	0	0
Marsha Solko, Director of Administration	$190,000	$0	0	0
2003
William Solko, CEO	$254,288	$0	0	0
Michael Shaw, Vice President	$128,473	$0	0	0
Marsha Solko, Director of Administration	$0	$0	0	0

(1) Information set forth herein for 2004 and 2003 includes services rendered by the named executives while employed by Northeast Auto Acceptance Corp., a New York corporation prior to the Reorganization. All compensation shown above is paid by the Company’s operating subsidiary Northeast Auto Acceptance Corp., a New York corporation.

(2) The columns for "Bonus", "Other Annual Compensation", "Restricted Stock Awards", "LTP Payouts" and "All other Compensation" have been omitted because there is no compensation required to be reported.

The following table sets forth certain information concerning options granted to the named executives during 2005.

OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 2005

There where no option grants during 2005.

AGGREGATE OPTION EXERCISES IN 2005 AND YEAR END OPTION VALUES (1)

There were no option exercises during 2005 and there were no options outstanding as of December 31, 2005.

LONG TERM INCENTIVE PLANS

The Company does not maintain any long term incentive plans for its executives or other employees.

PENSION PLANS

The Company does not maintain any pension plans for its executives or other employees.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

We currently have no written employment agreement with either of our executive officers nor do we have any termination of employment or any change of control arrangements with either of our officers. We do not carry any key-man or other life insurance on either of our officers.

EMPLOYEE BENEFIT PLANS

The Company maintains standard health insurance for its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April, 2004, the Company acquired Northeast Auto Acceptance Corp, a New York corporation. Our Chief Executive Officer and Vice President were the sole shareholders of Northeast Auto Acceptance Corp, a New York corporation.

Our Chief Executive Officer, William Solko and our Director of Administration, Marsha Solko, are married.

ITEM 8. LEGAL PROCEEDINGS.

None

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No shares of our common stock have previously been registered with the Securities and Exchange Commission. Our common stock is listed for quotation on the “Pink Sheets” under the symbol “NAAC”.

As of December 31, 2005, there were approximately 150 holders of record of our common stock, which figure does not take into account those stockholders whose certificates are held in the name of broker-dealers or other nominees.

Historical Prices

	Low	High
Quarter Ended:
June 30, 2006	$0.06	$0.18
March 31, 2006	$0.06	$0.20
December 31, 2005	$0.06	$0.19
September 30, 2005	$0.41	$0.79
June 30, 2005	$0.70	$1.10
March 31, 2005	$0.70	$0.93
December 31, 2004	$0.30	$0.42
September 30, 2004	$0.22	$0.50
June 30, 2004	$0.03	$0.99
March 31, 2004	$0.03	$0.03

Dividend Policy

The Company has never declared, nor has it paid, any cash dividends on its Common Stock. The Company currently intends to retain any earnings to finance future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

Transfer Agent

Our transfer agent for our common stock is Olde Monmouth Stock Transfer, Highlands, NJ 07716.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Set forth in chronological order is information regarding shares of common stock issued and options and warrants and other convertible securities granted by us during the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

In January, 2004, Registrant sold 1,000,000 shares (prior to the February, 2004 5-for-1 reverse stock split) of restricted common stock to the stockholder of Northeast Auto Acceptance Corp., a New York corporation (“NEA-NY”) in connection with the purchase of all of the issued an outstanding shares of NEA-NY. Our Chief Executive Office and Vice President were the sole shareholders of Northeast Auto Acceptance Corp, a New York corporation.

In March, 2004, the Company sold 17,000,000 shares of restricted common stock to two officers of the Company for a total of $100,000 paid in the form of a reduction in the balance of outstanding loans to such individuals.

In April, 2004, Registrant sold 25,000 shares of restricted common stock to a former officer of the Registrant in exchange for the cancellation of a short term loan at a price of $0.48 per share.

In April, 2004, Registrant sold 125,000 shares of restricted common stock to a former officer of the Registrant in exchange for the cancellation of a convertible note at a price of $0.64 per share.

The January, March and April, 2004 sales listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In April, 2004, Registrant issued 150,000 shares of common stock to an employee of the Registrant in lieu of salary owed at a price of $.05 per share.

From April, 2004 through December, 2004, Registrant issued an aggregate of 5,505,000 shares of common stock to four consultants for services rendered in a total amount of $275,250, at a price of $0.05 per share.

In January, 2005, Registrant issued 2,200,000 shares of common stock to a consultant for services rendered in a total amount of $110,000, at a price of $0.05 per share.

The April, 2004 and January, 2005 sales listed above was made in reliance upon the exemption from registration offered by Rule 504 of Regulation D promulgated under the Securities Act of 1933 and the shares were issued without restrictions by meeting the conditions set forth in Rule 504(b). The purchaser were provided with a disclosure document and had access to pertinent information enabling them to ask informed questions. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In May, 2005, Registrant issued 1,003,500 restricted shares of common stock to an investor upon conversion of a $500,000 convertible promissory note. The restricted shares issued represented the conversion of the $500,000 principal of the promissory note at $0.50 per share plus interest accrued thereon at $1.46 per share.

In July and August, 2005, Registrant issued an aggregate of 228,000 shares of common stock to two consultants for services rendered in a total amount of $303,800, at $1.33 per share.

The May, July and August, 2005 sales listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The descriptions in this Item and in other sections of this Registration Statement of our securities and various provisions of our Articles of Incorporation and our Bylaws are summaries. Since this is a summary, statements contained in this Registration Statement relating to such provisions may not contain all information relevant to investors. Reference is hereby made to the Articles of Incorporation and Bylaws, copies of which have been filed with the SEC as exhibits to this Registration Statement, and provisions of applicable law.

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 1,000,000 shares of Preferred Stock, no par value. As of December 31, 2005, only common stock is being registered under the Exchange Act pursuant to this Registration Statement. As of December 31, 2005, no shares of our Preferred Stock were issued and outstanding.

Description of Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Anti-Takeover Effects of Various Provisions of Florida Law and Our Articles of Incorporation and Bylaws

We are incorporated under the laws of the State of Florida and are therefore subject to various provisions of the Florida corporation laws which may have the effect of delaying or deterring a change in the control or management of the Registrant.

Certain provisions of our Bylaws which are summarized below may affect potential changes in control of NEA. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquirer to negotiate with the Board of Directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms maybe to make it more difficult to acquire and exercise control of NEA and to make changes in management more difficult.

The Bylaws provide the number of directors of NEA shall be established by the Board of Directors, but shall be no less than one. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

The Bylaws further provide that stockholder action may be taken at a meeting of stockholders and may be effected by a consent in writing if such consent is signed all of the holders of common stock.

We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of our common stock.

The provisions described above may have the effect of delaying or deterring a change in the control or management of the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

There is no pending litigation or proceeding involving one of our directors, officers, employees or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide, in general, that we shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees and disbursements) incurred in connection with, or in any way arising out of, any claim, action or proceeding (whether civil or criminal) against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such persons as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS

The Financial Statements of the Company are attached hereto as Part F/S.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements

Consolidated Balance Sheet

Consolidated Statements of Operations

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits

Exhibit Number	Document
------------	------------------------
3.1	Articles of Incorporation *
3.2	By-laws *
3.3	Sample Stock Certificate of Registrant*
5.1	Inventory Finance and Bridge Line of Credit Agreement
21	Subsidiaries of Registrant*

*	Filed as Exhibit to Form 10 filed June 26, 2006

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHEAST AUTO ACCEPTANCE CORP.
(Registrant)

Date: September 12, 2006	By: /s/ William Solko
William Solko, Chief Executive
Officer and Treasurer

PART F/S

FINANCIAL STATEMENTS

NORTHEAST AUTO ACCEPTANCE CORP.

INDEX

PAGE

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEET	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS	F-3

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS	F- 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northeast Auto Acceptance Corp.

We have audited the accompanying consolidated balance sheets of Northeast Auto Acceptance Corp. as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Auto Acceptance Corp. at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period then ended in conformity with accounting principles generally accepted in the in the United States of America.

/s/ Kempisty & Company CPA's PC
Kempisty & Company
Certified Public Accountants PC
New York, New York
March 24, 2006

NORTHEAST AUTO ACCEPTANCE CORP.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001
	(unaudited)				(unaudited)	(unaudited)
ASSETS

Cash	$52,538	536,534	75,439	91,475	75,963	444,193
Accounts receivable-trade	2,470,941	594,800	0	199,062	148,184	168,730
Inventories	3,561,352	2,633,759	2,943,560	1,656,106	1,633,059	996,717
	6,084,831	3,765,093	3,018,999	1,946,643	1,857,206	1,609,640

Equipment, net	0	0	1,286	1,286	0	0

Other assets	53,496	189,879	17,838	127,909	10558	8,259

TOTAL ASSETS	$6,138,327	3,954,972	3,038,123	2,075,838	1,867,764	1,617,899

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$843,804	147,647	451,426	337,154	149,219	0
Credit Line	690,500	0	0	0	0	0
Note payable to bank	100,000	100,000	100,000	100,000	100,000	100,000
Demand loans payable	1,541,800	1,055,770	684,475	505,475	495,475	455,475
Credit Card loan payable	94,132	95,830	185,615	3,009	24,500	0
Due to stockholders	1,243,480	1,178,226	1,095,976	907,767	675,904	841,650
Accrued expenses	646,731	471,502	279,458	55,267	93,757	90,380
Payroll taxes withheld and accrued	0	110,995	144,263	63,990	200,278	2,463

TOTAL LIABILITIES	5,160,547	3,159,970	2,941,213	1,972,662	1,739,133	1,489,968

Commitments and contingent liabilities

Stockholders' equity (deficit)
Preferred stock, no par value, 1,000,000 shares authorized
none issued and outstanding
Common stock, no par value, 100,000,000 shares authorized, 26,618,586 shares in June 30, 2006 and December 31, 2005 issued
and outstanding	1,340,167	1,340,167	530,957	203,871	203,871	203,871
Retained earnings (deficit)	(261,016)	(443,794)	(332,676)	(100,695)	(75,240)	(75,240)

Treasury stock	(101,371)	(101,371)	(101,371)	0	0	0

Total Stockholders' Equity (Deficit)	977,780	795,002	96,910	103,176	128,631	127,931

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,138,327	3,954,972	3,038,123	2,075,838	1,867,764	1,617,899

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months		Year
	Ended June 30,		Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Sales	$36,701,939	$29,308,022	$60,993,353	$47,279,498	$30,322,091	$29,418,306	$24,361,621

Cost of sales	35,504,012	28,369,885	59,124,774	45,692,747	29,529,567	28,144,366	23,783,128

Gross profit	1,197,927	938,137	1,868,579	1,586,751	792,524	1,273,940	578,493

Operating expenses:
Officers salaries	302,579	230,966	524,738	569,543	382,761	663,074	183,726
Consulting fees	98,000	162,744	211,765	275,250	0	0	0
Interest expense	137,917	79,623	202,982	166,551	148,210	123,073	115,689
Selling, general and administrative	353,964	412,305	1,032,799	746,329	287,008	487,093	331,873
Total operating expenses	892,460	885,638	1,972,284	1,757,673	817,979	1,273,240	631,288

Profit (Loss)from operations	305,467	52,499	(103,705)	(170,922)	(25,455)	700	(52,795)

Income taxes	122,684	9,359	7,414	0	0	0	0

Net profit (loss)	$182,778	43,140	(111,119)	(170,922)	(25,455)	700	(52,795)

Net profit (loss) per share basic and	0.01	0.00	0.00	(0.01)	0.00	0.00	0.00
diluted

Weighted average number of shares
outstanding	26,618,586	25,459,650	25,402,541	19,868,598	17,381,886	17,200,200	17,200,200

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003.2002 AND 2001

Years ended December 31, 2002 and 2001 are unaudited

	Common Stock
			Retained	Treasury
	Shares	Amount	Earnings	Stock	Totals
Balances at
January 1, 2001	200	$2,500	$(84,203)	$0	$(81,703)

Common stock issued
for reverse merger	17,200,000	201,371	0		201,371

Net (Loss)			(52,795)		(52,795)

Balances at
December 31, 2001	17,200,200	203,871	(136,998)	0	66,873

Net Profit			700		700

Balances at
December 31, 2002	17,200,200	203,871	(136,298)	0	67,573

Net (Loss)			(25,455)		(25,455)

Balances at
December 31, 2003	17,200,200	203,871	(161,753)	0	42,118

Common stock issued
for reverse merger	181,686	(100,221)		(101,371)	(201,592)

Common stock issued
for repayment of short
term loan	25,000	12,000	0	0	12,000

Common stock issued
for repayment of
convertible note	125,000	80,056	0	0	80,056

Common stock issued
for back salary	150,000	60,000	0	0	60,000

Common stock issued
for consulting fees	5,505,000	275,250	0	0	275,250

Net (Loss)	-	-	(170,922)	0	(170,922)

Balances at
December 31, 2004	23,186,886	530,956	(332,675)	(101,371)	96,910

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003.2002 AND 2001

Years ended December 31, 2002 and 2001 are unaudited

	Common Stock
			Retained	Treasury
	Shares	Amount	Earnings	Stock	Totals
Balances at
January 1, 2005	23,186,886	530,956	(332,675)	(101,371)	96,910
Common stock issued
for consulting fees	2,428,000	303,800			303,800

Common stock issued
for conversion of note	1,000,000	500,000			500,000
for conversion of interest	3,700	5,411			5,411

Net (Loss)			(111,119)		(111,119)

Balances at
December 31, 2005	26,618,586	1,340,167	(443,794)	(101,371)	795,002

Net Profit			182,778		182,778

Balances at
June 30, 2006	26,618,586	$1,340,167	$(261,016)	$(101,371)	$977,780

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Six Months		Year
	Ended June 30,		Ended December 31,
	2006 (unaudited)	2005 (unaudited)	2005	2004	2003	2002 (unaudited)	2001 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)	$182,778	$43,140	$(111,119)	$(170,922)	$(25,455)	$700	$(52,795)
Adjustments to reconcile net loss to net cash used
by operating activities:
Depreciation and amortization	98,000	0	4,189	0	321	0	2,631
Stock issued for consulting fees	0	162,794	162,794	275,250	0	0	0
Stock issued for interest	0	5,411	5,411	0	0	0	0
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,875,141)	(628,019)	(594,800)	199,062	(50,878)	20,546	159,401
(Increase) in inventory	(927,593)	27,964	309,801	(1,287,454)	(38,600)	(636,342)	410,161
(Increase) decrease in other assets	37,493	165,528	(79,590)	(303)	686	(2,299)	2,456
Increase in accounts payable	871,386	(173,666)	(62,044)	338,384	148,013	(152,596)	70,406
Increase (decrease) in payroll taxes	(110,995)	(141,918)	(33,218)	80,223	(137,337)	197,875	(63,481)
Total adjustments	(1,906,850)	(581,906)	(287,458)	(394,838)	(77,795)	(572,816)	581,574

NET CASH USED BY OPERATING ACTIVITIES	(1,724,072)	(538,766)	(398,576)	(565,760)	(103,250)	(572,116)	528,779

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	0	(3,535)	(4,189)	0	(1,607)	0	(2,631)

CASH USED BY INVESTING ACTIVITIES	0	(3,535)	(4,189)	0	(1,607)	0	(2,631)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of line of credit	3,273,054	0	0	0	0	0	0
(Repayments) of line of credit	(2,582,564)	0	0	0	0	0	0
Proceeds of stockholders loans	142,178	188,164	142,460	288,109	78,362	268,384	0
(Repayments) of stockholders loans	(76,924)	(50,091)	(60,110)	(100,000)	0		(107,205)
Proceeds of demand loans	486,030	750,808	877,025	179,000	63,501	0	6,840
(Repayments) of demand loans	0	(108,847)	(5,730)	0	0	(40,000)	0
Proceeds/(repayments) of credit card loans	(1,698)	(79,847)	(89,786)	182,616	(21,492)	(24,500)	0

CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,240,076	700,187	863,859	549,725	120,371	203,884	(100,365)

NET INCREASE (DECREASE) IN CASH	(483,996)	164,956	461,094	(16,035)	15,514	(368,232)	425,783

CASH
Beginning of period	536,534	75,440	75,440	91,475	75,961	444,193	18,410

End of period	52,338	240,396	536,534	75,440	91,475	75,961	444,193

SUPPLEMENTAL CASH FLOW INFORMATION
Income tax payments	2,357	225	50,944	225	321	225	100
Interest payments	137,917	75,169	185,107	150,337	148,514	122,766	115,689
The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 1- ORGANIZATION AND NATURE OF BUSINESS

Northeast Auto Acceptance Corp. ("the Company") was incorporated in New York State in July 1991 under the name of Catadyne Corporation and was reincorporated in Florida on February 1, 1996. The Company was engaged in the energy conservation industry. By January 2003, the Company did not have any business operations except for having an officer on staff.

On January 14, 2004, the Company issued 200,000 of its' common stock to Northeast Auto Acceptance Corp (a New York State Corporation) (NAAC-NY) when the Company had 181,886 shares outstanding in order to induce NAAC-NY to merge with their company.

On March 4, 2004, Catadyne Corporation (a Florida Corporation) changed its name to Northeast Auto Acceptance Corp.

Also on March 4, 2004, Northeast Auto Acceptance Corp. (Florida) exchanged all its shares with NAAC-NY the accounting acquirer.

NAAC-NY was incorporated in New York State on December 31, 1996. NAAC-NY buys used automobiles at auctions, then repairs, cleans, transports and resells them wholesale throughout the United States.

Also on March 4, 2004, the Company sold to two officers 17,000,000 of common stock for $100,000 as part of the acquisition by reducing the loan payable to the officers by this amount. At the same time, the two officers contributed the shares received on January 14, 2004 back to Catadyne. Effectively, Mr. William Solko, the new President and sole Director owns more than 50% of the voting Common Stock and can pass any item that is subjected to approval of a stockholders vote.

The Company is treating this transaction as a reverse merger and reorganization for accounting purposes. The financial statements include the operations of the NAAC-NY, the accounting acquirer, for all periods presented.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventory is stated at the lower of cost or market on the FIFO basis.

Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets of five years.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Northeast Auto Acceptance (New York). All intercompany accounts and transactions have been eliminated.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The Company buys used autos at auction and recognizes revenue when it resells them either when title transferred to the auction buyer, or when buyer assumes the responsibility of ownership since each auto purchased is on an individual purchase and sale contract.

Income Taxes

The Company accounts for income taxes under the asset and liability method as required by SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Reverse Stock Split

The Company effected a 1 for 5 reverse stock split of its common stock no par value on February 20, 2004. Accordingly all share and per share information included in the consolidated financial statements has been adjusted to reflect the reverse stock split.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interim financial information

The unaudited balance sheet, the unaudited statements of income and cash flows have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2006, have been included. Readers of these financial statements should note that the interim results for the six month period ended June30, 2006, are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

Recently Issued Accounting Standards

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 clarifies existing guidance regarding revenue recognition. The Company's adoption of SAB 104 nor the adoption of proposed Standards did not have nor will have an impact on its consolidated results of operations, financial position or cash flows.

Other recently issued accounting standards adopted by the Company during 2005, 2004 and 2003 nor proposed standards did not have nor will not have an impact on its consolidated results of operations, financial position or cash flows.

Note 3- ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001

Accounts receivable-trade	$2,470,941	$594,800	$-	$199,062	$148,184	$168,730

The accounts receivable are due from the sale of used autos. No provision for doubtful accounts has been recorded since most all receivables are collected within 14 to 23 days. The Company has not had any unpaid receivables in the past five years.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 4- INVENTORIES

Inventory consists of the following:

	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001

Automobiles purchased for resale	$3,561,352	$2,633,759	$2,943,560	$1,656,106	$1,633,059	$996,717

Inventories are stated at the lower of cost or market, whichever is lower on FIFO basis.

The inventories are limited by the amount of working capital the Company has at any one time.

Note 5-EQUIPMENT

The following is a summary of equipment:

	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001

Equipment	$5,796	$5,796	$1,607	$1,607	0	0
Less: accumulated depreciation	$(5,796)	$(5,796)	$(321)	$(321)	0	0
	-	-	$1,286	$1,286	0	0

Note 6- NOTES AND LOANS PAYABLE

Notes and loans payable are as follows:

June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
2006	2005	2004	2003	2002	2001
Line of credit (On October 4, 2004, the Company was approved for a line of credit of $975,000, as an inventory financing ("Floor Plan") loan with interest set at 2% above the Wall Street Journal Prime rate. The agreement requires any advances to be repaid for a vehicle on the earliest of forty eight (48) hours from the time of sale or within twenty four (24) hours from the time the Company receives payment by or on behalf of the purchase of such vehicle or demand. The agreement is personally guaranteed by the officers and their respective spouses. The collateral for the loan is any vehicle owned by the Company) The agreement does not have any other restrictive covenants.
$690,500	$-	$-	$-	$-	$-

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 6- NOTES AND LOANS PAYABLE (continued)

	June 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001

Note payable bank (Note payable to bank due February 2007, is an open line of credit interest payable monthly at 1% over the prime rate, secured by a lien on all of the Company's assets and personally guaranteed by the officers. Interest is paid monthly on account)	100,000	100,000	100,000	100,000	100,000	100,000

9% $250,000 convertible demand note is dated December 31, 2005. The 9% $150,000 convertible demand note is dated December 31, 2004. Interest is payable when the notes are paid.	400,000	400,000	150,000	$-	$-	$-

9% unsecured demand notes payable	991,800	655,770	534,475	505,475	495,475	455,476

Loans payable-credit cards payable (Credit cards payable are unsecured, pay interest from 8.24% to 12.25% per annum and are payable in monthly installments)	94,132	95,830	185,615	3,009	24,500	-

Due to stockholders (The stockholder loans are unsecured, pay interest at 9% per annum, are subordinated to the bank loan and have no specific terms of repayment)	1,243,480	1,178,226	1,095,876	907,767	675,904	841,650

Total notes and loans payable	3,669,912	2,429,826	2,065,966	1,516,251	1,295,879	1,397,125

Note 7- ACQUISITION

On January 14, 2004, the Company issued 200,000 of its' common stock to Northeast Auto Acceptance Corp (a New York State Corporation) (NAAC-NY) when the Company had 181,886 shares outstanding in order to induce NAAC-NY to merge with their company.

On March 4, 2004, Catadyne Corporation (a Florida Corporation) agreed to merge with Northeast Auto Acceptance Corporation (a New York Corporation) the accounting acquirer and to change its name to Northeast Auto Acceptance Corporation.

Also on March 4, 2004, the Company sold to two officers a total of 17,000,000 of common stock for $100,000 as part of the acquisition by reducing the loan payable to the officers by this amount. At the same time, the two officers contributed the shares received on January 14, 2004 back to Catadyne. Effectively, Mr. William

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Solko, the new President and sole Director owns more than 50% of the voting Common Stock and can pass any item that is subjected to approval of a stockholders vote.

The Company is treating this transaction as a reverse merger and reorganization for accounting purposes. The financial statements include the operations of the NAAC-NY, the accounting acquirer, for all periods presented.

Note 8-COMMON STOCK

The Company was authorized to issue 10,000,000 shares of no par value common stock in 1996.

In January 2004, the company issued 200,000 shares of common stock to Northeast Auto Acceptance Corp. for its net assets valued at $101,371, or $0.50 a share. Before this date, the Company had 181,886 shares outstanding.

On February 2004, the Company completed a 1 for 5 reverse stock split. All stock amounts reflect the reverse stock split.

Also on March 4, 2004, the Company sold to two officers a total of 17,000,000 of common stock for $100,000, valued at $0.006 per share, as part of the acquisition by reducing the loan payable to the officers by this amount. At the same time, the two officers contributed the shares received on January 14, 2004 back to Catadyne. Effectively, Mr. William Solko, the new President and sole Director owns more than 50% of the voting Common Stock and can pass any item that is subjected to approval of a stockholders vote.

The Company is treating this transaction as a reverse merger and reorganization for accounting purposes. The financial statements include the operations of the NAAC-NY, the accounting acquirer, for all periods presented.

In April 2004 the Company exchanged (A) 25,000 shares of common stock for $12,000 in 0% short term loans that were on the old Catadyne Corporation valued at $0.48 per share; (B) 125,000 shares of common stock for $80,056 in 0% convertible notes payable that were on the old Catadyne Corporation valued at $0.64 per share; (C) 150,000 shares of 504 common stock for back salary of $60,000 valued at $0.40 per share that were on the old Catadyne Corporation.

During April through December 2004 the Company issued 5,505,000 of its common stock to several consultants valued at $275,250, or $0.05 per share.

Due to a clerical error, the Company issued 13,186,886 in excess of its authorized shares in 2004. The Company recalled all shares and reissued them after it had corrected its filing in the state of Florida in 2005. All shares are shown as if the reissue had happened in 2004.

In January 2005 the Company issued 2,200,000 shares of its common stock to a consultant valued at $110,000 per contract, valued at $0.05 per share.

In February 2005, the Company increased its authorized shares from 10,000,000 common shares, no par value, to 100,000,000 common shares, no par value, and 1,000,000 preferred shares, no par value.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 8-COMMON STOCK (continued)

On February 17, 2005, the Company received $500,000 from a shareholder for a $500,000 face value, 5% convertible note convertible into the Company's no par value common stock at $0.50 per share, upon the Company amending its articles of incorporation to increase the authorized common shares to 100,000,000. On March 16, 2005 the Company filed its Amended and Restated Articles of Incorporation with the State of Florida and converted the note into 1,000,000 shares of its common stock.

In May 2005 the Company issued 1,000,000 shares of its common stock to convert a $500,000 convertible notes, valued at $0.50 per share and issued 3,500 shares of the common stock for $5,411 in interest expense, valued at $1.55 per share.

In July and August 2005 the Company issued 228,000 shares of its common stock to two consultants valued at $303,800, the market value at the date of the contracts., valued at $1.33 per share

Note 9- RELATED PARTY TRANSACTION

During 2004, the Company issued 1,000,000 shares of stock to Mr. Alan Solko (Mr. William Solko's father) valued at $50,000 or $0.05 per share.

The Company issued 17,000,000 shares of stock to two officers as part of the acquisition agreement and charging the officer loan amount for $100,000.

During 2004 and 2005, the Company paid $190,000 and $150,000, respectively to William Solko's wife as a salary.

Note 10- PROFIT OR LOSS PER COMMON SHARE

Profit or loss per common share is calculated as the profit or loss for the period divided by the weighted average number of shares of the Company's common stock.

Note 11-INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:

	Current	Deferred	Total
Federal	$(22,000)	$22,000	$-
State and local	9,700	(2,300)	7,400
	$(12,300)	$19,700	7,400

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Six Months
Ended June 30, 2006 and December 31, 2002 and 2001 Are Unaudited)

Note 11 - INCOME TAXES (continued)

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$(52,000)	$52,000	$-
State and local	(15,000)	15,000	-
	$(67,000)	$67,000	-

The significant components of the Company's future tax assets are summarized as follows:

	2005	2004	2003
Loss carry forwards	$165,000	$143,000	$76,000
	165,000	143,000	76,000
Valuation allowance	(165,000)	(143,000)	(76,000)
	$-	$-	$-

The Company has net operating losses carry forward of approximately $208,000 which expire in 2024 and 2025.

The Company has provided a full valuation allowance against deferred tax assets at December 31, 2005, due to uncertainties in the Company's ability to use its net operating losses. During 2004, the valuation allowance increased by $67,000, and during 2005, the valuation allowance increased by $22,000.

Note 12-COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month-to-month basis at one location and at a second location the Company has a lease that expires in July 2006 for rent of $400 per month.. Rent expense was approximately $11,700 for 2005 and $8,200 for 2004. At December 31 ,2005, future minimum lease payments were $2,800 for 2006.

Note 13-SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION

The Company issued for non cash financial activities:

For the year ended December 31, 2004:
(1) 4,505,500 shares of the Company's common stock for $225,500 of consulting services to unrelated parties in the year 2004;
(2) 1,000,000 shares of the Company's common stock for $50,000 of consulting services to a related party in the year 2004;
(3) 25,000 shares of the Company's common stock for $12,000 of short term loans in the year 2004;
(4) 125,000 shares of the Company's common stock for $80,056 of convertible loan payables in the year 2004;
(5) 150,000 shares of the Company's common stock for $60,000 of accrued salary for 2003 in the year 2004;

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Three Months
Ended March 31, 2006 and 2005 Are Unaudited)

Note 13-SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION (continued)

For the year ended December 31, 2005:

(6) 2,428,000 shares of the Company's common stock for $303,800 of consulting services to unrelated parties in the year 2005;
(7) 1,000,000 shares of the Company's common stock for $500,000 of convertible notes;
(8) 3,700 shares of the Company's common stock for $5,411 of payment of interest expenses;

Note 14- OFF BALANCE SHEET RISK

Included in the accompanying balance sheet is inventory of used automobiles at a carrying value of $3,561,352 at June 30, 2006, $2,633,759 at December 31, 2005, $2,943,560 at December 31, 2004, which represents management's estimate of its net realizable value which approximates market. Such value is based on forecasts for sales of used automobiles in the ensuing year. The used automobile industry is characterized by rapid price changes. Should demand for used automobiles prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet. This risk is increased by the Company's need to move inventory due to the lack of working capital.

The Company has not experienced any significant write -downs or write-offs of inventory over the last three years.

The realizability of the inventory at the end of each reporting period is determined by management based upon the sales prices received for the auto sold in the ensuing 30-day period from the end of the reporting period.

Note 15- ACCRUED EXPENSES

Accrued expenses consists of the following:

	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2004	2004	2004

Corporate taxes	$112,308	$7,512	$5,512	-	-	-
Interest	49,857	30,427	12,730
Purchases	-	189,000	-	-	-	78,960
Auto repair	7,000	-	22,687	12,967	-	-
Transportation	163,586	-	73,909	31,600	84,349	5,695
Commissions	68,735	102,808	109,384	-	-	-
Officers salary	140000	-	-	-	-	-
Professional fees	34,000	20,000	3,549	4,000	6,200	3,500
Other expenses	70,743	121,755	51,687	7,200	3,208	2,225
	$646,229	$471,502	$279,458	$55,767	$93,757	$90,380